SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	November	2006
Commission File Number	000-51034
ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________

DOCUMENT INDEX

1.	Excerpts from the November 16, 2006 announcement by ACE Aviation Holdings Inc. and Air Canada of the pricing for the initial public offering of Air Canada.

Document 1

On November 16, 2006, ACE Aviation Holdings Inc. and Air Canada announced the pricing for the initial public offering of Air Canada. Excerpts from the announcement are set forth below.

ACE AVIATION AND AIR CANADA ANNOUNCE THE PRICING FOR THE INITIAL PUBLIC OFFERING OF AIR CANADA

MONTREAL, November 16, 2006 – ACE Aviation Holdings Inc. and Air Canada announced today that they have entered into agreements with a group of underwriters to sell an aggregate of 25 million Class A Variable Voting Shares and Class B Voting Shares (the “Offered Shares”) in the capital of Air Canada at a price of $C21 per Offered Share, of which an aggregate of 9,523,810 Variable Voting Shares and Voting Shares (the “Treasury Shares”) are being issued and sold by Air Canada for gross proceeds of $200 million, and an aggregate of 15,476,190 Variable Voting Shares and Voting Shares (the “Secondary Shares”) are being sold by ACE Aviation Holdings Inc., Air Canada’s sole shareholder, for gross proceeds of $325 million. In addition, ACE has granted the underwriters an over-allotment option to purchase up to an additional 3.75 million shares representing 15 per cent of the Offered Shares, for a period of up to 30 days following closing. The offering is expected to close on or about November 24, 2006. An aggregate of 100 million Class A Variable Voting Shares and Class B Voting Shares in the capital of Air Canada will be issued and outstanding.

ACE will retain control of Air Canada through a 75% majority interest (71.25% in the event that the over-allotment option is exercised in full). Air Canada will use its proceeds from the treasury offering for general corporate purposes, including the partial funding of its fleet renewal program. Air Canada will not receive any of the proceeds from the secondary offering of Air Canada shares by ACE or from the exercise of the underwriters’ over-allotment option, if any.

In addition, Air Canada will also have access to a $400 million senior secured revolving credit facility pursuant to an amended and restated credit agreement entered into with a syndicate of lenders. The facility will be used by Air Canada for working capital and general corporate purposes and will become effective upon the satisfaction of certain customary conditions, including the completion of the offering.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act.

This press release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

ACE Aviation is a holding company of various aviation interests including Air Canada, Aeroplan Limited Partnership, Jazz Air LP and ACTS Limited Partnership.

Air Canada is Canada’s largest domestic and international airline and the largest provider of scheduled services in the Canadian market, the Canada-U.S. transborder market and in the international market to and from Canada. Together with it regional affiliate Jazz, Air Canada serves 31 million customers annually and provides direct passenger service to 157 destinations on five continents. Air Canada is a founding member of Star Alliance providing the world's most comprehensive air transportation network.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE or Air Canada. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs, employee relations, labour negotiations or disputes, labour costs, restructuring, pension issues, currency exchange and interest rates, changes in law, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout ACE’s filings with securities regulators in Canada and the United States and the factors identified in the Risk Factors section of Air Canada’s final base PREP prospectus dated November 16, 2006 relating to the offering announced in this press release. The forward-looking statements contained herein represent ACE’s and Air Canada’s expectations as of the date they are made and are subject to change after such date. However, ACE and Air Canada disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Peter Fitzpatrick (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741

Internet:	www.aceaviation.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE AVIATION HOLDINGS INC.
(Registrant)
Date:	November 16, 2006	By:	/s/ Brian Dunne
			Name:	Brian Dunne
			Title:	Executive Vice President & Chief
Financial Officer